FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

February 11, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is February 11, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have closed the second tranche of their non-brokered private placement as announced on October 31, 2012.

Item 5.	Full Description of Material Change

The Issuer reports that it has closed the last tranche of its non-brokered private placement announced October 31, 2012 to raise additional gross proceeds of $1,112,500.

Non-brokered Private Placement

On February 8, 2013 the Issuer closed the second and final tranche of the non-brokered private placement announced October 31, 2012 (“Offering”). The Issuer issued 2,472,222 shares to raise gross proceeds of $1,112,500. In connection with this closing, the Issuer paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014. All common shares issued in the Offering will have a hold period in Canada of four months from date of issuance. The common shares and warrants issued or to be issued pursuant to the Offering have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. Persons unless registered under the Act or unless an exemption from registration is available. No insiders participated in the final tranche of the Offering and there will not be any change of control as a result of the closing of the final tranche of the Offering.

The Issuer raised a total of $7,697,957 in connection with the closing of the Offering and the flow-through offering announced December 20, 2012 and will now seek to finalize formal documentation with respect to the matching debt facility with Sprott Resource Lending Partnership (as previously announced on October 23, 2012). Collectively these funds will provide sufficient capital to allow the Issuer to complete a Bankable Feasibility Study on the Carbon Creek metallurgical coal asset scheduled for later this year; including environmental baseline work, and for general working capital.

ABOUT CARBON CREEK METALLURGICAL COAL DEPOSIT (100% working interest)

The Carbon Creek deposit is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The Issuer released results of an independent prefeasibility study (“PFS”) (including an updated resource estimate) in September 2012.

PREFEASIBILITY STUDY HIGHLIGHTS – NPV(8%) US$633M POST-TAX, POST NPI BASIS

º	First coal scheduled for Q4, 2014
º	Increased Measured & Indicated Resource - 468Mt of ASTM mvB coal
º	Base case NPV8 US $633M on a post-tax, post NPI basis, with 23.7% IRR
º	Undiscounted cash flow valuation of US $2,132M
º	Established initial Proven and Probable Reserve of 121Mt (initial 20 year mine life)
º	Clean coal production rate estimated at 4.1Mtpa (2016 to 2034)
º	Pre-production capital estimated at US $217M with an additional US $250M to reach full production

As the Issuer continues to advance the Carbon Creek property toward production, the Issuer has had its Project Description accepted by provincial and federal regulators thereby initiating the environmental assessment process, which is a key component of securing an operational mining license. In 2012, the Issuer executed its initial port capacity contract with Ridley Terminals, and is currently negotiating with CN Rail to transport the coal to port and with BC Hydro to supply electrical power to the mine site.

For full details with respect to the Prefeasibility Study for Carbon Creek, including the assumptions underlying the PFS and details on the applicable qualified persons, please see the November 6, 2012 Norwest Corporation NI 43-101 report entitled “Prefeasibility Study of the Carbon Creek Property, British Columbia, Canada”, available on SEDAR on from the Issuer’s website, www.cardero.com.

The Issuer cautions that the accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the Norwest 43-101 report was prepared, the estimates presented therein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have been excluded from the PFS for the purposes of mine planning and financial evaluation. Mineral reserves are included in measured and indicated mineral resources.

Qualified Person

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed use of the proceeds of the Offering by the Issuer, the potential for the Issuer to complete a bankable feasibility study for the Carbon Creek metallurgical coal deposit, the potential for a production decision to be made in respect of the Carbon Creek project, the potential for the issuance of a mining license and/or permit for the Carbon Creek project, the potential for any production from the Carbon Creek deposit whether by 2014 or at all, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer
The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

February 12, 2013